

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

Mr. Jian Liang
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China 100033

> **Re:** **China Telecom Corporation Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 25, 2010**
> **File No. 001-31517**

Dear Mr. Liang:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director